UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For Month of February 2013

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

In February 2013, the Board of Directors of Origin Agritech Limited, authorized $5,000,000 for the repurchase of common shares in the public market, from time to time, during the next 12 months. The company entered into an agreement with a United States based brokerage firm to make the purchases, which will be in compliance with the Securities and Exchange Commission regulations applicable to company repurchases. There can be no assurance that the company will repurchase any shares, which will depend on market conditions and company criteria.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Dr. Gengchen Han
Name:	Dr. Gengchen Han
Title:	Chief Executive Officer

Dated: February 22, 2013

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